788 – 550 Burrard Street Vancouver, BC V6C 2B5 P: 604-899-5450 F: 604-484-4710

November 11, 2013
No. 13-265

News Release

WBJV Project 1 Project Finance Update and Waterberg Update

(Vancouver, British Columbia) Platinum Group Metals Ltd. (PTM-TSX; PLG-NYSE MKT) (“Platinum Group” or the “Company”) is pleased to announce it has entered into a new mandate letter with Barclays Bank PLC, Absa Corporate and Investment Bank, a division of Absa Bank Limited, Caterpillar Financial SARL and Societe Generale Corporate & Investment Banking. These financial institutions have agreed to use commercially reasonable efforts to arrange for up to a US $195 million project finance loan to develop the Western Bushveld Joint Venture Project, “WBJV” Project 1 Platinum Mine.

R. Michael Jones, President and CEO of the Company said “We are pleased to move forward with an experienced global set of financial institutions in a structure for the WBJV Project 1 that does not require the direct participation of Wesizwe. Our near term objectives are to complete the financing plan for the WBJV Project 1 and to continue to explore the scope and scale of the Waterberg Platinum discovery.”

Recent drilling on the Waterberg Extension Permits has added 4.7 kilometers to the confirmed F zone mineralized layer. On November 10th 2013 a step out hole, 17 kilometers north of the Waterberg deposit, intersected the Bushveld Complex geology. These holes open up considerable northward potential at Waterberg.

Details

As previously announced, a surprise decision on October 18, 2013 by Africa Wide Mineral Prospecting and Exploration (Pty) Ltd. (“Africa Wide”), a subsidiary of Wesizwe Platinum Ltd. (“Wesizwe”), to not fund a 213 million Rand (approximately US $ 21.8 million) cash call for their 26% share of a 6 month forward budget for the WBJV Project has resulted in the requirement for a restructured banking mandate and loan structure. The Company estimates that Africa Wide’s share in the operating company Maseve Investments 11 (Pty) Ltd. will be diluted by 5% based on a formula in the shareholders’ agreement, taking them to approximately a 21% interest.

The new mandate will build on the considerable amount of work and due diligence towards a loan facility agreement that was conducted up until October 18, 2013. The completion of the new loan facility will be subject to restructuring and a number of conditions. The proposed revised facility agreement amends the proposed loan and will not rely on Wesizwe or its subsidiaries to provide any covenants, guarantees or consents. Platinum Group plans to sell the diluted points in the WBJV Project 1 mine to a fully qualified BEE company to satisfy the empowerment aspects of the Mining Charter in South Africa.

788 – 550 Burrard Street Vancouver, BC V6C 2B5 P: 604-899-5450 F: 604-484-4710

The new loan mandate requires certain restrictions over the Company’s ability to transfer any of its interests in the Waterberg deposit and the Waterberg Extension Permits. The loan facility agreement will also require a cost overrun facility, metal and currency hedging, as well as normal conditions precedent. The Company has a right to terminate the mandate prior to the completion of the final loan agreement for the payment of a fixed fee. As the transaction is subject to a number of conditions precedent, financial and continued technical due diligence as well as the finalization of a facility agreement, there can be no assurance that the transaction will complete. Additional financing for the WBJV Project 1 from other sources, in addition to the proposed facility will be required to complete the construction.

WBJV Project 1 Update

Construction on the WBJV Project 1 site continues at a moderated pace with a freeze on new procurement contracts. The delay in the finalization of project finance arrangements from plans announced and proposed earlier in 2013, including the project loan and delays in other funding will likely cause a delay in the current target date of mid 2015 for commencement of concentrate sales from the mine. The Company will be working on a revised financial model for the revised loan mandate and an updated project schedule will be provided when available.

At the current time approximately 3,000,000 man hours of construction work has been completed at the WBJV Project 1 platinum mine and approximately $190 million has been invested in the construction, equipment and underground development. Construction costs managed by the Engineering Construction Procurement Manager DRA have been on budget. Underground development has been completed into the Merensky Reef, and initial mining blocks are in planning and underground development. The mill foundations are largely complete, mill components have been ordered and large surface civil works areas are being constructed on schedule.

Waterberg Update

Drilling continues as planned on the 87% owned Waterberg Extension Permits. Assays are expected shortly from the initial intercepts reported October 21, 2013 identified as F zone. An additional layered zone identified as F zone has recently been intersected in drill hole WE-07 located 4.7 kilometers from the most northern intercepts on the Waterberg Deposit.

On November 10, 2013, 17 kilometers north of the Waterberg deposit, drilling intersected the Bushveld Complex at 285 meters, under sedimentary rock cover, as predicted in the Company geophysical model. This hole is in progress towards the projected F zone depth at this time. Locating the Bushveld at this northward location opens up the potential for both T and F zone mineralization in this newly discovered lobe of the Bushveld.

The initial 5.4 kilometers of detailed drilling along the newly discovered part of the Bushveld Complex contains the 17. 5 million ounce resource Inferred resource estimate for the Waterberg deposit, owned 49.9% by the Company. (updated by Coffey on September 3, 2013 167 Million tonnes grading 3.26 grams per tonne of platinum, palladium and gold with significant copper and nickel credits, Ken Lomberg QP, Sept 3, 2013, See Report www.sedar.com). Engineering work by WorleyParsons TWP on the initial Waterberg Joint Venture Deposit is continuing. Initial assessments of mining methods are complete and the Preliminary Economic Assessment (“PEA”) work has advanced to the preliminary cost estimates stage. The northern limit on this deposit was the northern Joint Venture property boundary and the strike is now known to extend on to Prospecting Rights controlled 87% by the Company.

788 – 550 Burrard Street Vancouver, BC V6C 2B5 P: 604-899-5450 F: 604-484-4710

Qualified Person, Quality Control and Assurance

R. Michael Jones, P. Eng, is the non-independent qualified person responsible for this press release. The technical data has been verified by Mr. Jones direct involvement in the Technical Report titled Updated Technical Report (Updated Feasibility Study on the WBJV Project 1 dated November 2009) at that time and his supervision of the technical work on the WBJV Project 1 and Waterberg Projects. Mr. Jones has verified the technical data sufficiently for this release and reference is made to the significant project risks and qualifications in the independent qualified person reports at www.sedar.com.

About Platinum Group Metals Ltd.

Platinum Group Metals Ltd. is listed as PLG on the NYSE MKT and as PTM on the Toronto Stock Exchange.

The Company is based in Vancouver, Canada and Johannesburg, South Africa. Platinum Group Metals was founded in 2002 and has focused on the discovery and development of platinum and palladium deposits. The Company founders and management in Canada and South Africa have a track record of precious metals discovery, development and operations.

On behalf of the Board of
Platinum Group Metals Ltd.
“R. Michael Jones”
President and CEO

For further information contact:
R. Michael Jones, President
or Kris Begic, VP, Corporate Development
Platinum Group Metals Ltd., Vancouver
Tel: (604) 899-5450 / Toll Free: (866) 899-5450

The Toronto Stock Exchange and the NYSE MKT have not reviewed and do not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

788 – 550 Burrard Street Vancouver, BC V6C 2B5 P: 604-899-5450 F: 604-484-4710

This press release contains forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of U.S. securities laws (“forward-looking statements”). Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, plans, postulate and similar expressions, or are those, which, by their nature, refer to future events. All statements that are not statements of historical fact are forward-looking statements. Forward-looking statements in this press release include, without limitation, statements regarding the Company’s plans to complete further drilling, project finance loan and other financing, future exploration, development and production on the Company’s projects, the possibility of qualified empowerment partners investing in the WBJV Project 1 Platinum Mine and the outcome of further developments with regard to Wesizwe. Although the Company believes the forward-looking statements in this press release are reasonable, it can give no assurance that the expectations and assumptions in such statements will prove to be correct. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in market conditions; the nature, quality and quantity of any mineral deposits that may be located;, metal prices; other prices and costs; currency exchange rates; the Company’s ability to obtain any necessary permits, consents or authorizations required for its activities; the Company’s ability to access further funding and produce minerals from its properties successfully or profitably, to continue its projected growth, or to be fully able to implement its business strategies and other risk factors described in the Company’s Form 40-F annual report, annual information form and other filings with the SEC and Canadian securities regulators, which may be viewed at www.sec.gov and www.sedar.com, respectively.

Cautionary Note to U.S. Investors Regarding Estimates of Inferred Mineral Resources

This press release uses the terms “inferred mineral resources.” We advise U.S. investors that while these terms are recognized and required by Canadian regulations, the SEC does not recognize them. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an “inferred mineral resource” will ever be upgraded to a higher category. Under Canadian rules, estimates of “inferred mineral resources” may not form the basis of a feasibility study or prefeasibility studies, except in rare cases. The SEC normally only permits issuers to report mineralization that does not constitute “reserves” as in-place tonnage and grade without reference to unit measures. U.S. investors are cautioned not to assume that any part or all of an inferred resource exists or is economically or legally mineable.